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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

000-30684
(Commission file number)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        On March 4, 2003, Bookham Technology plc (the "Company") filed with the UK Listing Authority a Schedule 3A, Application for Admission of Securities to the Official List (the "Schedule 3A"), for the admission of 9,000,000 ordinary shares to cover any exercise of the warrants to purchase 9,000,000 ordinary shares issued by the Company to Nortel Networks Corporation and its subsidiaries in November 2002 (the "Warrant Shares"). A copy of this filing is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On March 4, 2003, the Company filed with the London Stock Exchange a Form 1, Application for Admission of Securities to Trading (the "Form 1"), for the admission to trading of the Warrant Shares on the London Stock Exchange. A copy of this filing is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On March 4, 2003, the Company issued a press release announcing the filing of the Schedule 3A and the Form 1. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

        On March 5, 2003, the Company issued a press release announcing that it would introduce a novel in-situ etch and regrowth process for uncooled InP buried-heterostructure lasers at the Optical Fiber Communication Conference and Exposition in March 2003. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

        On March 7, 2003, the Company issued a press release announcing that it would present the industry's first description of a directly modulated DFB laser with ultrawideband highly linear operation at the Optical Fiber Communication Conference and Exposition in March 2003. A copy of this press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

        On March 13, 2003, the Company issued a press release announcing that it would present a paper describing a novel 40Gbit/s electro-absorption modulator module at the Optical Fiber Communication Conference and Exposition in March 2003. A copy of this press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

        On March 19, 2003, the Company issued a press release announcing that it would describe a new design of 20Gbit/s optical transmitter with high tolerance to chromatic and polarisation-mode distortion and with improved spectral efficiency at the Optical Fiber Communication Conference and Exposition in March 2003. A copy of this press release is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

        On March 25, 2003, the Company issued a press release announcing that it would present certain products and papers at the Optical Fiber Communication conference and exhibition in Atlanta, Georgia from March 23, 2003 through March 28, 2003. A copy of this press release is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

EXHIBITS

99.1
Schedule 3A, Application for Admission of Securities to the Official List, filed with the UK Listing Authority on March 4, 2003.

99.2
Form 1, Application for Admission of Securities to Trading, filed with the London Stock Exchange of March 4, 2003.

99.3
Press Release dated March 4, 2003.

99.4
Press Release dated March 5, 2003.

99.5
Press Release dated March 7, 2003.

99.6
Press Release dated March 13, 2003.

99.7
Press Release dated March 19, 2003.

99.8
Press Release dated March 25, 2003.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: April 14, 2003	By:	/s/ GIORGIO ANANIA Giorgio Anania Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Schedule 3A, Application for Admission of Securities to the Official List, filed with the UK Listing Authority on March 4, 2003.
99.2	Form 1, Application for Admission of Securities to Trading, filed with the London Stock Exchange of March 4, 2003.
99.3	Press Release dated March 4, 2003.
99.4	Press Release dated March 5, 2003.
99.5	Press Release dated March 7, 2003.
99.6	Press Release dated March 13, 2003.
99.7	Press Release dated March 19, 2003.
99.8	Press Release dated March 25, 2003.

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EXHIBITS
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BOOKHAM TECHNOLOGY PLC INDEX TO EXHIBITS